UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 3)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Closing of Private Placement

On August 10, 2026, Wearable Devices Ltd. (the “Company”) completed its previously announced private placement with a single institutional investor (the “Private Placement”), pursuant to the Securities Purchase Agreement, dated July 31, 2026, as previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 5, 2026. The Company received aggregate gross proceeds of approximately $3.3 million from the Private Placement, before deducting placement agent fees and other offering expenses payable by the Company.

Entry into Cooperation Agreement and Settlement of Shareholder Dispute

As previously reported by the Company in its Reports of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on July 27, 2026 and August 4, 2026, J.B.D Innovation Ltd. (“JBD”) and Victor Tshuva & Co. – Law Offices (“Victor Tshuva & Co.” and, together with JBD, the “Shareholders”) delivered a demand letter to the Company requesting that the Company convene a special general meeting of shareholders to consider, among other matters, the removal of certain directors and the election of director nominees designated by the Shareholders (the “Demand Letter”). The Shareholders subsequently commenced proceedings against the Company and certain additional respondents in the Economic Department of the Haifa District Court (the “Court”) seeking injunctive relief in connection with the Company’s previously announced private placement (the “Court Proceedings”). The Court granted a temporary injunctive relief and halted the consummation of the Private Placement on August 2, 2026.

On August 7, 2026, the Company entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Shareholders to resolve the matters raised in the Demand Letter and the Court Proceedings and certain other matters relating to the composition of the Company’s board of directors (the “Board”). The Cooperation Agreement was entered into without any admission by any party of any allegation, liability or responsibility.

Pursuant to the Cooperation Agreement, effective three business days following the dismissal of the Court Proceedings (the “Effective Date”), Ms. Lurie and Mr. Wagner (the “Departing Directors”) will resign from the Board and all committees thereof. Also effective three business days following the Effective Date, the Company will take the necessary actions to appoint Mr. Avichay Vardi, Mr. Oz Adler, Mr. Gabriel Kabazo and Ms. Hila Kiron Revach (collectively, the “New Directors”) to serve as members of the Board. Mr. Vardi and Mr. Adler will serve as Class I Directors, while Ms. Revach and Mr. Kabazo will serve as Class II and Class III Directors, respectively. The biographies of the New Directors are provided below. Following the appointment of the New Directors and the resignation of the Departing Directors, the Board will consist of seven members.

Based on questionnaires and declarations provided by the New Directors, the Company has determined that each New Director qualifies as an “independent director” pursuant to Nasdaq Listing Rule 5605 and is eligible to serve as a director of a public company under applicable U.S. and Israeli law. Each New Director will have the same rights and benefits, including with respect to compensation, indemnification, exculpation and directors’ and officers’ liability insurance coverage, as the other non-employee members of the Board, except where shareholder approval is required under applicable Israeli law.

Pursuant to the Cooperation Agreement, the Shareholders will irrevocably withdraw the Demand Letter and any related materials, demands or notices submitted to the Company in connection therewith and cease all efforts in furtherance of the demand to convene the special general meeting and any related solicitation.

The parties have also agreed that the Court Proceedings will be dismissed, with no order as to costs. Simultaneously with the execution of the Cooperation Agreement, the parties agreed to file with the Court a joint notice and motion for termination of the Court Proceedings. On August 10, 2026, the Court dismissed the Court Proceedings with no order as to costs.

In addition, during the two-years following the execution of the Cooperation Agreement, each Shareholder has agreed, and has agreed to cause its affiliates to, refrain from taking any direct or indirect action to knowingly hinder, interfere with, change or influence the Company’s or any of its subsidiaries’ corporate governance, operations, management or Board composition, except as expressly permitted by the Cooperation Agreement, with the prior written consent of the Company or in connection with voting its shares at general meetings of shareholders of the Company.

The Cooperation Agreement also contains releases by the parties. As of the Effective Date, each Shareholder, severally, releases the Company, its affiliates, their current and former officers, directors, employees, agents and representatives, and each Departing Director from claims arising prior to and including the Effective Date in connection with the Demand Letter, the special general meeting, the Court Proceedings, the Private Placement, the Cooperation Agreement and related matters. As of the Effective Date, the Company releases the Shareholders and their respective affiliates, officers, directors, employees, agents and representatives from claims arising prior to and including the Effective Date in connection with the Demand Letter, the Court Proceedings, the Private Placement, Cooperation Agreement and related matters. The releases do not include rights or claims to enforce the Cooperation Agreement or claims relating to fraud, malicious actions or willful misconduct. The parties have also agreed to mutual non-disparagement provisions.

Biographies of the New Directors

Mr. Oz Adler, CPA, has served as Chief Executive Officer of SciSparc Ltd. (Nasdaq: SPRC) since January 2022 and has served as SciSparc Ltd.’s Chief Financial Officer since April 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous public companies such as Polyrizon Ltd. (Nasdaq: PLRZ), Nexera Technologies Ltd. (Nasdaq: NEXR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of Xylo Technologies Ltd. from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Mr. Gabriel Kabazo has served as Fort Technology Inc.’s Chief Executive Officer since July 2025. Mr. Kabazo is an experienced finance and operations professional with over 20 years of experience supporting accounting, financing and information technology operations in complex corporate settings. Since May 2020, Mr. Kabazo has served as Chief Financial Officer of Femto Technologies Inc. (Nasdaq: FMTO). Since July 2022, Mr. Kabazo has served as Chief Financial Officer of Plantify Foods, Inc. (TSXV:PTFY). Since January 2022, he has served as Chief Financial Officer of Starmet Ventures Inc. (CSE: STAR). From 2002 to 2011, he served as Chief Financial Officer of m-Wise Inc. (OTCBB:MWIS). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006, he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

Ms. Hila Kiron Revach has served on the board of directors of Rail Vision Ltd. (Nasdaq: RVSN, RVSNW) since January 2024. Ms. Kiron Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron Revach served as Chief Executive Officer of Hamil 38 - the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron Revach founded Eliya - AB and served as its Chief Executive Officer until 2010. Ms. Kiron Revach holds an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

Mr. Avichay Vardi has been the owner and principal of Avichay N. Vardi & Co., Law Office since 2003. Mr. Vardi served as a court appointed trustee in a number of cases in liquidation and restricting and insolvency proceedings Mr. Vardi holds an LL.B from the Bar-Ilan University and is a licensed attorney in Israel.

Financing Commitment

In connection with the Cooperation Agreement, on August 7, 2026, the Company and JBD entered into a side letter (the “Side Letter”), pursuant to which JBD irrevocably committed, for a period of 24 months commencing on the date thereof, to provide financing to the Company if the Board determines in good faith, based on the Company’s then-current operating plan, projected cash requirements and other relevant financial information, that the Company does not have sufficient financial resources to fund its currently existing operations for at least the following 24 months. If such condition is satisfied, JBD has agreed to provide, either directly or through one or more of its affiliates or another financing vehicle designated by JBD, debt financing to the Company in an aggregate principal amount of not less than $12.0 million (the “Financing Commitment”) for the purpose of funding the Company’s ongoing business operations.

The Financing Commitment will be provided in the form of debt convertible into ordinary shares of the Company and will be documented pursuant to one or more definitive financing agreements. The structure and commercial terms of such convertible debt financing, including the amount and timing of funding, interest rate, if applicable, maturity, repayment terms, conversion mechanics, prepayment provisions, events of default, security, if any, financial covenants and other customary terms, will be negotiated and agreed in good faith between JBD and the Board then in office, including the directors appointed pursuant to the Cooperation Agreement.

The Side Letter does not obligate JBD to provide any funding as of the date thereof, and JBD’s obligation to provide the Financing Commitment will arise only upon the occurrence of the condition as described in the Side Letter.

The foregoing summaries of the Cooperation Agreement and Side Letter do not purport to be complete and are subject to and qualified in their entirety by reference to the full text of the Cooperation Agreement and the Side Letter, copies of which are furnished as Exhibits 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and are incorporated herein by reference.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the anticipated implementation of the Cooperation Agreement, including the resignation and appointment of directors contemplated thereby, the dismissal of the Court Proceedings, the withdrawal of the Demand Letter, and the availability, terms and potential funding of the Financing Commitment contemplated by the Side Letter. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on March 12, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Cooperation Agreement, dated August 7, 2026, by and among Wearable Devices Ltd., J.B.D Innovation Ltd. and Victor Tshuva & Co. – Law Offices.
10.2	Side Letter, dated August 7, 2026, by and between Wearable Devices Ltd. and J.B.D Innovation Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 10, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer